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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

SEC FILE NUMBER
8-52439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of America Specialist, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph DiPrisco 212-589-0131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Oath or Affirmation

I, Joseph DiPrisco, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Specialist, Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

GAIL McCORMICK
Notary Public, State of New York
No. 31-4971856
Qualified in New York County
Commission Expires September 10, 2010

Joseph DiPrisco
Chief Executive Officer

Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholder's Equity or Partner's or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banc of America Specialist, Inc.

(An Indirect Wholly Owned Subsidiary of Bank of America Corporation)

Statement of Financial Condition

December 31, 2009

Banc of America Specialist, Inc.
(An Indirect Wholly Owned Subsidiary of Bank of America Corporation)
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Banc of America Specialist, Inc:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Banc of America Specialist, Inc. (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

Banc of America Specialist, Inc.
(An Indirect Wholly Owned Subsidiary of Bank of America Corporation)
Statement of Financial Condition
Year Ended December 31, 2009

(dollars in thousands)

Assets		
Cash and cash equivalents (Note 3)	$	82,422
Securities borrowed from affiliated companies (Note 8)		5,875,839
Receivables from brokers, dealers and clearing organizations (Note 4)		8,203
Securities owned, at fair value (Note 5)		6,666
Fixed assets and leasehold improvements, net of accumulated depreciation and amortization of $946 (Note 7)		328
Deferred tax assets (Note 10)		42,549
Current income tax receivable (Note 10)		7,730
Other assets		4,978
Total assets	$	6,028,715
Liabilities and Stockholder's Equity		
Liabilities		
Securities sold, but not yet purchased, at fair value (Note 5)	$	3,184
Payable to brokers, dealers and clearing organizations (Note 4)		1,671
Securities loaned to affiliated companies (Note 8)		5,872,913
Accounts payable and other accrued expenses		1,259
Payable to Corporation (Note 8)		42
Accrued compensation		1,564
Total liabilities		5,880,633
Commitments and contingencies (Note 12)		-
Stockholder's equity		
Common stock, $0.10 par value; 1,000 shares authorized, issued and outstanding		-
Additional paid-in capital		211,058
Accumulated deficit		(62,976)
Total stockholder's equity		148,082
Total liabilities and stockholder's equity	$	6,028,715

The accompanying notes are an integral part of these financial statements.

1. Organization

Banc of America Specialist, Inc. (the "Company") is a wholly owned subsidiary of NB Holdings, Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Bank of America Corporation (the "Corporation").

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"), Financial Industry Regulatory Authority ("FINRA") and NYSE Arca ("Arca"). The Company operates as a Designated Market Maker ("DMM") in certain securities listed on the NYSE, and a Lead Market Maker in certain securities listed on Arca.

During the second quarter of 2010, the Company is expected to change its clearing methodology from self-clearing to becoming an introducing broker-dealer. Merrill Lynch, Pierce, Fenner & Smith, an affiliate, will be contracted to provide clearing and custody services.

The securities borrowed and loan transactions that the Company facilitates with affiliated companies for Equity Financial Products is expected to wind down during the first half of 2010.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

To prepare financial statements in conformity with GAAP, management must estimate certain amounts that affect the reported assets and liabilities, contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates. Significant estimates made by management are discussed in these footnotes.

Fair Value

Substantially all of the Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value because of their short-term nature or frequent repricing.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held in an affiliated bank and money market instruments with original maturities of three months or less at the date of purchase.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned for cash collateral are reported as collateralized financings and included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. Interest income and interest expense are recorded on an accrual basis. The Company measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized. The Company conducts securities borrowed and securities loaned transactions on a back-to-back basis with affiliated companies.

Securities Owned and Securities Sold, but not Yet Purchased
Securities owned and securities sold, but not yet purchased, are valued at fair value and reported on a trade date basis, and the resulting gains and losses are included in gains and losses on principal transactions, net, in the accompanying Statement of Operations. Quoted market prices are used as a basis to determine the fair value of trading instruments. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, pricing models, or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded net in the Statement of Financial Condition.

Depreciation and Amortization
Furniture and equipment are carried at cost less accumulated depreciation, and are depreciated on a straight-line basis over the estimated useful life of three to twelve years. Leasehold improvements are carried at cost less accumulated amortization and are amortized on a straight-line basis over the lesser of ten years or the remaining term of the lease.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740, Income Taxes, resulting in two components of income tax expense: current and deferred. Current income tax expense or benefit approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Under ASC 740, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this ASC 740 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB"). The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense.

The Company's operating results are included in the consolidated federal income tax return and various state income tax returns of the Corporation or subsidiaries of the Corporation. The method of allocating income tax expense is determined under a tax allocation policy between the Company and the Corporation. This allocation policy specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account income tax planning strategies and the tax position of the consolidated group. Under the policy, certain net operating losses (or other tax attributes) of the Company are characterized as realized by the Company when these tax attributes are utilized in the filing of the Corporation's consolidated income tax return. To determine whether a valuation allowance is required against the Company's net deferred tax assets, the Company considers whether the net deferred tax assets will ultimately be utilized in the filing of the Corporation's consolidated income tax return.

Recently Issued Accounting Pronouncements
In June 2009, the FASB issued SFAS No. 168, "FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 ("SFAS 168")," which became the source of authoritative U.S. generally accepted accounting

principles ("GAAP") recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the FASB Accounting Standards Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the FASB Accounting Standards Codification became non-authoritative. The Company adopted SFAS 168 as it became effective for financial statements issued for annual periods ending after September 15, 2009.

In May 2009, FASB issued new guidance relating to subsequent events, established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance sets forth:

- the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;
- the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and
- the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Company has adopted the new guidance and it was effective for these financial statements. The Company evaluated subsequent events from January 1, 2010 through February 25, 2010, the date of issuance of the financial statements. The Company did not have any significant subsequent events to report.

3. Cash and Cash Equivalents

At December 31, 2009, cash and cash equivalents include $80 million of money market instruments with a major U.S. financial institution.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2009, amounts receivable from and payable to brokers, dealers and clearing organizations consist of (dollars in thousands):

Receivable		
Deposits with clearing organizations	$	8,042
Securities failed to deliver		161
	$	8,203
Payable		
Payable to clearing brokers for executed but unsettled transactions	$	1,556
Securities failed to receive		115
	$	1,671

Fail to deliver and fail to receive transactions represent the contract value of securities which have not been delivered or received, respectively, by settlement date.

5. Securities Owned and Securities Sold, but not yet Purchased

At December 31, 2009, securities owned and securities sold, but not yet purchased, consist of securities at fair value, as follows (dollars in thousands):

	Securities Owned	Securities Sold, but not Yet Purchased
Common stock	$ 4,073	$ 2,556
Preferreds and all other equity securities	2,575	543
Warrants	3	-
Delisted	15	85
	$ 6,666	$ 3,184

6. Fair Value Disclosures

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, equity securities with sale restrictions, derivative contracts and residential mortgage loans held-for-sale.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for

which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights (MSRs) and highly structured or long-term derivative contracts. Additionally, the Company did not have any level 3 assets or liabilities that were measured at fair value on a non-recurring basis at December 31, 2009.

Assets and liabilities measured at fair value at December 31, 2009 on a recurring basis are summarized below (dollars in thousands):

	Fair Value Measurements Using		
	Level 1	Level 2	Level 3
Assets			
Securities owned	$ 6,651	$ 15	$ -
Liabilities			
Securities sold, not yet purchased	$ 3,099	$ 85	$ -

7. Fixed Assets and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2009 is as follows (dollars in thousands):

Furniture and equipment	$ 659
Leasehold improvements	615
Total fixed assets	1,274
Less: accumulated depreciation and amortization	(946)
	$ 328

8. Related Party Transactions

Cash and cash equivalents include a demand deposit of approximately $1.5 million, held at an affiliated bank.

At December 31, 2009, the Statement of Financial Condition included the following balances relating to transactions between the Company and affiliated companies (dollars in thousands):

Securities borrowed from affiliated companies	$ 5,875,839
Interest receivable	325
Securities loaned to affiliated companies	5,872,913
Interest payable	361

The Company received $1.2 million, under service agreements, to facilitate stock lending agreements with affiliated companies. Additionally, affiliated companies provide services to the Company for operational support, accounting and regulatory compliance. The Company reimburses the affiliated companies in accordance with signed service agreements.

As of December 31, 2009, payable to Corporation of $.042 million represents a payable associated with these expenses.

9. Liabilities Subordinated to Claims of General Creditors

The Company has a revolving subordinated line of credit with the Corporation totaling $30 million which bears interest based on LIBOR, and has a maturity date of June 1, 2011. This agreement contains a provision that automatically extends the maturity by one year unless specific actions are taken. The Company paid off its subordinated line of credit on February 13, 2009. As of December 31, 2009, there is no outstanding balance. The entire line is still available.

These loans are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as regulatory capital in computing the Company's net capital under the SEC's uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. Income Taxes

Significant components of the Company's net deferred tax asset (liability) on December 31, 2009 are as follows (dollars in thousands):

Deferred tax assets		
Intangibles	$	42,151
Employee compensation and retirement benefits		93
Other		305
Gross deferred tax asset	$	42,549
Deferred tax liability		
Gross deferred tax liability	$	-
Net deferred tax assets	$	42,549

There are no valuation allowances recorded against the deferred tax assets as of December 31, 2009. Management has determined that it is more likely than not that the deferred tax assets at December 31, 2009 can be realized based on anticipated future taxable income.

The federal income tax returns of FleetBoston Financial Corporation (FleetBoston), which include the Company, are currently in the Appeals process with the Internal Revenue Service (IRS) for the years 1997 – 2000 and under examination for the years 2001 through March 31, 2004. It is reasonably possible that these examinations will be concluded within the next 12 months. Management does not expect any impact to the Company's Statement of Financial Condition. The Corporation's federal income tax returns for the years ended December 31, 2004 and 2005 are currently under examination. The Company became part of the Corporation's federal income tax returns as of April 1, 2004. Management does not expect these matters to be concluded within the next twelve months. All tax years subsequent to the above years remain open to examination.

At December 31, 2009 and December 31, 2008, the Company had no unrecognized tax benefits (UTB). During the year ended December 31, 2009 there were no increases, decreases, settlements or expirations of statute of limitations affecting the UTB balance. At December 31,

2009 and December 31, 2008, the Company had no accrual for interest and penalties that related to income taxes, nor did it recognize interest or penalties within income tax expense during the year ended December 31, 2009.

11. Employee Benefit Plans

During the year ended December 31, 2009, the Company's employees participated in the Corporation's cash balance pension plan (the "Plan") covering substantially all full-time employees. The Plan provides for the Company to contribute an amount based on a percentage of compensation, as defined in the plan agreement. The Company also has a contributory 401(k) plan covering all full-time employees.

During the year, the Company participated in the Corporation's benefit plan (the "Benefit Plan"). The Benefit Plan provides health benefits to eligible employees and their families. The Benefit Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Certain employees of the Company participate in the Corporation's stock award plans, which provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock. The Corporation charges the Company for its share of the related compensation cost over future periods as the awards vest.

12. Commitments and Contingencies

Leases

The Company holds a non-cancelable lease for office space with a third party expiring on July 31, 2011. This operating lease is subject to escalation based on increases in costs incurred by the lessor. At December 31, 2009, the lease had the following minimum commitment (dollars in thousands):

Year Ending December 31	
2010	$ 1,241
2011	735
	$ 1,976

NYSE Trading Licenses

The Company holds trading licenses as a matter of business. Licenses are granted annually at the beginning of the year and may be surrendered without penalty, provided that the Company notifies FINRA at least ten business days prior to the start of a calendar month.

Contingencies

In the ordinary course of its securities business, the Company has been named as a defendant in a number of legal actions. In the opinion of management, the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

13. NYSE Settlement Agreement & Related Proceedings

In February 2004, the Company and certain other specialist firms entered into agreements with the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE") to settle charges that the firms violated certain federal securities laws and NYSE rules in the course of their specialist trading activity. The settlements, which involved no admission or denial of wrongdoing, included disgorgement and civil penalties for the Company, a censure, cease and desist order, and certain undertakings, including the retention of an independent consultant to review compliance systems, policies and procedures. The settlements did not resolve any potential regulatory charges against individuals.

Separately, the U.S. Attorney's Office for the Southern District of New York ("USAO") conducted an investigation into the same conduct that was at issue in the SEC and NYSE settlements and four former employees of the Company were indicted by the USAO. Three of those indictments were subsequently voluntarily dismissed. The fourth resulted in a trial at which the former employee was convicted. The Court later set aside the jury's guilty verdict and that decision was affirmed on appeal in July 2008. The SEC and NYSE pursued enforcement actions against various individuals, but those cases have either settled or otherwise been resolved.

In addition, putative class action complaints were filed in federal district court against the Company, FleetBoston, Bank of America Corporation, and other specialist firms (and their parent companies and certain individual officers or directors of those firms) on behalf of investors who traded stock on the NYSE between 1998 and 2003 and were allegedly disadvantaged by the trading practices of the specialist firms that were the subject of the regulatory settlements. These federal court actions have been consolidated in the U.S. District Court for the Southern District of New York ("SDNY"). Defendants collectively filed a motion to dismiss the consolidated federal cases and that motion was granted in part and denied in part on December 13, 2005. Specifically, the District Court dismissed the state law claims but has permitted the federal securities fraud claims to proceed. In March 2009, the District Court granted class certification status to the lawsuit. Although defendants sought review of the decision by the Second Circuit, the Second Circuit declined to hear defendants' appeal on October 2, 2009. The settlements with the SEC and NYSE, described above, do not resolve the putative class action, although a portion of the payment to the SEC has been allocated to a restitution fund for allegedly disadvantaged customers. The Company intends to vigorously defend itself against these claims.

In accordance with ASC 450, Contingencies, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. In the matters described above, loss contingencies are not both probable and estimable in the view of management, and, accordingly, reserves have not been established for those matters. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation and regulatory matters, including the litigation and regulatory matters described above, will have a material adverse effect on the financial position or liquidity of the Company, but may be material to the Company's operating results for any particular reporting period.

Dawn Clark v. Banc of America Specialist Inc.
In June 2007, the Company was named as a defendant in an action brought in New York State Court by a former employee alleging among other things gender discrimination and retaliation in violation of New York law as a result of actions by co-workers. Plaintiff seeks unspecified damages and punitive damages and attorneys' fees.

14. Financial Instruments and Concentration of Credit Risk

In the normal course of business, the Company's broker-dealer activities involve the execution, settlement, and financing of various broker-dealer transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As specialists and market-makers on the NYSE and Arca, the Company is engaged in various securities trading activities. In connection with their specialist activities, the Company assumes positions on stocks for which they are responsible. The Company is exposed to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions, and they are also exposed to market risk associated with the sale of securities sold but not yet purchased, which can be directly impacted by volatile trading on the NYSE and Arca. Additionally, in the event of non-performance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments, which may result in a loss.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
105

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of Banc of America Specialist, Inc:

In planning and performing our audit of the financial statements of Banc of America Specialist, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

February 25, 2010

Mr. Joseph DiPrisco
Chief Executive Officer
Banc of America Specialist, Inc.
14 Wall Street
New York, NY 10005

Report of Independent Accountants

To Mr. DiPrisco:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Banc of America Specialist, Inc. (the Company), for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 ('Form SIPC-7T') with the respective cash disbursement records, noting no differences.
2. Compared the Total Revenue reported on page 2, item 2a of Form SIPC-7T, with the Total Revenue reported on audited financial statements for the year ended December 31, 2009 ('Financial Statements') less the revenues reported on the Company's quarterly FOCUS Report for the period ended March 31, 2009 as filed on April 21, 2009 ('Q1 Focus Report'), page 7, line 12. It was noted that Total Revenue amount on Form SIPC-7T is reported net of SEC fees of $3,382,755 for the year ended December 31, 2009.
3. Compared adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
    a. Compared the addition reported on page 2, item 2b, (2), of Form SIPC-7T to the sum of balances in 553500, 553508, 553509, 553680, and 555061 accounts per the Company's trial balance for the year ended December 31, 2009 ('Trial Balance') and SEC Fees per Financial Statements, less the amount reported on the Q1 Focus Report, page 7, line 2d.

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b. Compared the deduction reported on page 2, item 2c, (5) of Form SIPC-7T with the sum of balances in 523144 and 523148 accounts per Trial Balance, less the amount reported on Q1 Focus Report, page 7, line 3c, noting no differences.

c. Compared the deduction reported on page 2, item 2c, 9(i) of Form SIPC-7T with Interest Expense reported on the Financial Statements less the amount reported on Q1 Focus Report, page 7, line 22, noting no differences.

4. Recalculated calculations reported in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of the Form SIPC-7T, noting no differences.

   b. Recalculated all subtotals and totals reported on Form SIPC-7T, pages 1 and 2, and the mathematical accuracy of the amounts listed in procedures 2 and 3, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T (29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052439 FINRA DEC 5*5
BANC OF AMERICA SPECIALIST INC
14 WALL ST FL 21
NEW YORK NY 10005-2122

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARCUS DOVER 415-627-2039

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$63,873.47 ✓
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 7/16/09 Date Paid	(22,837.15 ✓)
C.	Less prior overpayment applied	(—)
D.	Assessment balance due or (overpayment)	—
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$41,036.32 ✓
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$41,036.32 ✓
H.	Overpayment carried forward	$(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BANC of AMERICA SPECIALIST, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO
(Title)

Dated the 12 day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending ______, 20__ Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,705,793 ✓
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	9,496,709 ✓
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	9,496,709 ✓
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	4,039,997 ✓
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,613,119 ✓	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	3,613,119
Total deductions	7,653,116 ik
2d. SIPC Net Operating Revenues	$ 25,549,386 ik
2e. General Assessment @ .0025	$ 63,873.47 ik (to page 1 but not less than $150 minimum)

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